UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated December 29, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ___

FORM 40-F _X_

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: December 29, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

www.strathmoreminerals.com

info@strathmoreminerals.com

TSX SYMBOL:  STM

                                     December 29, 2008

STRATHMORE TERMINATES

JUNIPER RIDGE JOINT VENTURE AGREEMENT

WITH YELLOWCAKE MINING INC.

STRATHMORE MINERALS CORP. (“Strathmore “or “the Company”) announces that it has terminated the Juniper Ridge LLC, Wyoming, Joint Venture Agreement with Yellowcake Mining Inc. Yellowcake has advised the Company that due to the continued deterioration in existing market conditions, it is not able to comply with the terms of the agreement. Strathmore retains its 100% interest in this property.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy / Bob Hemmerling

  “David Miller”

1-800-647-3303

__________________________

info@strathmoreminerals.com

David Miller, CEO

www.strathmoreminerals.com